Exhibit 99.70

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form 40-F of Bespoke Capital Acquisition Corp. (the "Corporation") of:

(a)	our amended report dated March 24, 2020, with respect to the financial statements of the Corporation as at December 31, 2019; and

(b)	our report dated August 6, 2019, with respect to the financial statements of the Corporation as at July 9, 2019 included in the Corporation’s final long form prospectus dated August 8, 2019;

each as included in the Registration Statement dated November 27, 2020.

/s/ RSM Canada LLP
RSM Canada LLP

Toronto, Canada

November 27, 2020